SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number: 001-13464

Telecom Argentina STET-France Telecom S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item

1.	Free Translation of the letter to the Buenos Aires Stock Exchange, in response to their request for a translation of the press release issued by Telecom Italia dated September 9, 2003.

ITEM 1

FREE TRANSLATION

FOR IMMEDIATE RELEASE

September 16, 2003

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

RE.: YOUR LETTER CD No. 169413

I am writing you as Responsible for Market Relations of Telecom Argentina STET-France Telecom S.A. (“the Company”) to respond to the referred note, whereby you request the translation of the press release issued by Telecom Italia that mentions “the purchase option on the shares of Nortel Inversora S.A., acquired recently by W de Argentina Inversiones... ”.

In compliance with your request, please find attached the free translation of the press release of Telecom Italia SpA, dated September 9, 2003, but it is necessary to clarify the following issues:

1.	As stated in the last paragraph of the attached press release, the purchase option of the Telecom Italia Group is not referred to the shares of Nortel Inversora but to the shares of a new corporation yet not established, that is identified as “Newco”, that will be created by the Telecom Italia and France Telecom Groups and to which both Groups will transfer the respective share participation in Nortel Inversora S.A., before the transfer of shares that the France Telecom Groups has agreed with the Werthein Group, all subject to the prior approval of the Argentine authorities.

2.	In the press release of Telecom Italia, a material error was detected with respect to the date as from which the option granted by France Telecom to the Werthein Group to purchase the remaining 2% of the their shares in the Newco can be executed. The correct date from which the option can be executed is January 31st, 2008 and not December 31st, 2008. The date was corrected in the attached translation in order to avoid confusion of those who read the press release.

3.	As stated in the note sent by Nortel Inversora S.A. to the Bolsa de Comercio de Buenos Aires on September 9, the share transfer transaction agreed upon France Telecom Group and the Werthein Group, is subject to obtaining the necessary approvals of the Argentine authorities. Therefore, the purchase option of the shares of the Newco that the Werthein Group has agreed with the Telecom Italia Group is a mere right of expectation that requires for its own effectiveness the previous consolidation of the above-mentioned transaction.

Sincerely,

Pedro Insussarry

Responsible for Market Relations

FREE TRANSLATION OF THE PRESS RELEASE

OF TELECOM ITALIA DATED SEPTEMBER 9, 2003

September 9, 2003

Agreement Telecom Italia and Werthein Group

In relation to the agreements undertaken between France Télécom and the Argentine Werthein Group (which is conditional upon receipt of all necessary authorizations by local authorities) for the sale of France Télécom’s stake in Nortel Inversora (the controlling shareholder in Telecom Argentina), the Telecom Italia Group, which currently owns 50% of Nortel ordinary stock, has entered into an agreement with the Werthein Group with a view to protecting its investment in Argentina.

Prior to the sale, the France Télécom Group and the Telecom Italia Group will contribute their interests in Nortel to a new, equally owned company (Newco).

The France Télécom Group will then sell 48% of Newco to the Werthein Group, together with a call option on the remaining 2% (which may be exercised from January 31, 2008 to December 31, 2013). The Telecom Italia Group has agreed to acquire a call option on the Werthein Group’s interest in Newco. The price of this call option is 60 million US dollars, which may be exercised from 31 December 2008 to 31 December 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	September 30, 2003	TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

		By:	/s/ CHRISTIAN CHAUVIN

		Name:	Christian Chauvin
		Title:	Vice-President